SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                 16 August, 2005


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Senior Executive change announcement made on 16 August, 2005




August 16, 2005


                           ALISON RITCHIE TO LEAVE BT


Alison Ritchie, BT chief broadband officer, has decided to leave BT at the end of September. Alison and her husband Steve plan to take a year off and to do some travelling around the world.

Appointed chief broadband officer in November 2002, Alison's role was to put broadband at the heart of BT and help the company achieve its ambitious targets for both broadband availability and take-up.

The UK now has the best ADSL broadband availability in the G8 with more than
99.6 per cent of UK homes and businesses connected to ADSL enabled exchanges. This figure was 66 per cent when Alison took on her role.

The UK has also seen an explosion in broadband adoption. There are more than five million ADSL customers in the UK - compared with 500,000 in late 2002 - and Alison's team helped BT achieve this milestone a full year ahead of schedule. They also helped improve the systems and processes for all broadband service providers thereby helping to stimulate the overall market.

Alison was previously chief executive of BT Openworld where she delivered the narrowband business into profit six months earlier than scheduled. She also led the teams that delivered BT's financial restructuring in 2001 - including the demerger of 02 and the GBP5.9bn rights issue - as restructuring project director. Alison said today: "It's been a privilege to have spent 24 years in BT, and it's been a fantastic journey. I've seen a number of significant changes from the privatisation of BT in 1984, through increasing globalisation, through dotcom boom and bust, to the recent explosive growth in broadband.

"My last role was all about championing broadband both within BT and outside the company and I'm proud that the broadband market is now so well established. This means that my specific role has now come to a natural end, and so I've decided it's time to do something different."

BT chief executive Ben Verwaayen said: "Alison has made an enormous contribution to the development of broadband in the UK. The market was in its infancy when Alison took on the role of chief broadband officer and it is now one of the fastest growing markets ever seen. I would like to thank Alison for all her hard work and wish her well for the future."

Inquiries about this news release should be made to the BT Group Newsroom on its
 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.bt.com/newscentre

About BT
BT is one of the world's leading providers of communications solutions serving customers in Europe, the Americas and Asia Pacific. Its principal activities include networked IT services, local, national and international telecommunications services, and higher-value broadband and internet products and services.

BT consists principally of three lines of business:

   *BT Retail, providing a comprehensive range of communications and related services to more than 20m UK consumers and businesses.
   *BT Wholesale, providing network services and solutions within the UK to more than 600 fixed and mobile operators and service providers including the provision of broadband and private circuits.
   *BT Global Services, providing networked IT services to meet the needs of multi-site organisations globally. BT Global Services operates in more than 130 countries and also offers international carrier services.

In the year ended 31 March 2005, BT Group's turnover was GBP18,623 million with profit before goodwill amortisation, exceptional items and taxation of GBP2,085 million.

BT Group plc is listed on stock exchanges in London and New York. British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group.
For more information, visit www.bt.com/aboutbt




Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date 16 August, 2005